Exhibit 99.1

Central GoldTrust

Friday April 25, 2014

Central GoldTrust (symbol: TSX – GTU.UN (Cdn.$) and GTU.U (U.S.$) NYSE MKT – GTU (U.S.$)) has today released selected financial information in U.S. dollars relating to net assets and financial results for the three months ended March 31, 2014.

These interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” and may not include all of the information required for full annual financial statements. These are the Trust’s first interim financial statements under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for part of the period covered by the first IFRS annual financial statements and IFRS 1 “First-time Adoption of IFRS” has been applied. The transition to IFRS has had no impact, other than in presentation, on the financial position or financial performance of the Trust.

STATEMENTS OF FINANCIAL POSITION

(expressed in U.S. dollars, unaudited)

	March 31,	December 31,	January 1,
	2014	2013	2013
Assets:
Gold bullion at market	$910,234,221	846,639,378	1,172,540,928
Cash and cash equivalents	13,175,797	13,854,297	17,570,380
Other receivables and prepayments	195,993	114,997	114,559
Total assets	$923,606,011	860,608,672	1,190,225,867

Liabilities:
Accrued liabilities	$740,529	485,491	651,608
Total liabilities	$740,529	485,491	651,608

Equity:
Capital
Units issued: 19,299,000	$744,870,733	744,870,733	744,870,733
Retained earnings inclusive of
unrealized appreciation of holdings	177,994,749	115,252,448	444,703,526
Total equity	$922,865,482	860,123,181	1,189,574,259
Total liabilities and equity	$923,606,011	860,608,672	1,190,225,867

Total equity per Unit	$47.82	44.57	61.64
Exchange rate: U.S. $1.00 = Cdn.	$1.1053	1.0636	0.9949
Total equity per Unit
expressed in Canadian dollars	$52.85	47.40	61.32

The change in net assets (total assets less total liabilities) as reported in U.S. dollars, which will occur from period to period, will primarily be a result of the changing market price of gold and the proportion of gold held by the Trust.

Net assets increased by $62.7 million or 7.3% during the three months ended March 31, 2014. This increase was attributable to the 7.5% increase in the price of gold during the period.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(expressed in U.S. dollars, unaudited)

Three months ended March 31,
	2014	2013
Income:
Interest	$8,854	11,289
Total income	8,854	11,289
Expenses:
Administration fees	454,153	553,378
Safekeeping fees and bank charges	250,470	314,539
Trustees’ fees and expenses	42,814	47,624
Auditors’ fees	26,250	26,250
Regulatory filing fees	18,526	19,484
Legal fees	13,802	7,587
Stock exchange fees	12,680	14,002
Unitholder information	11,625	12,764
Registrar and transfer agent fees	5,208	5,998
Miscellaneous	60	54
Total expenses	835,588	1,001,680
Net loss from Trust administration	(826,734)	(990,391)
Change in unrealized appreciation of holdings	63,569,035	(46,346,713)
Net income (loss) and comprehensive income (loss) inclusive of the change in unrealized appreciation of holdings	$62,742,301	(47,337,104)
Basic and diluted net income (loss) per Unit	$3.25	(2.45)

Net income, inclusive of the change in unrealized appreciation of holdings, was $62.7 million ($3.25 per Unit) for the three months ended March 31, 2014 compared to a loss, inclusive of the change in unrealized appreciation of holdings, of $47.3 million ($2.45 per Unit) for the comparable period in 2013. Virtually all of the reported net income (loss) for each of these three-month periods was a result of the change in unrealized appreciation of holdings, which is not distributable income. The Trust’s interest income is nominal. Certain expenses, such as administration fees and safekeeping fees, have varied in proportion to net asset levels. Administration fees, which are scaled and calculated monthly based on the net assets at each month end, decreased during the three-month period ended March 31, 2014 as compared to the same period in 2013. The decrease in administration fees was a direct result of the lower level of average net assets under administration during the period.

Expenses as a percentage of the average of the month-end net assets (the “expense ratio”) were 0.09% for the three-month periods ended March 31, 2014 and March 31, 2013. For the twelve-month period ended March 31, 2014, the expense ratio was 0.36% compared to 0.34% for the twelve-month period ended March 31, 2013.

Central GoldTrust is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At March 31, 2014, the Units of Central GoldTrust were 98.6% invested in unencumbered, allocated, segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and the NYSE MKT.

For further information, contact J.C. Stefan Spicer, President & CEO;

Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).